Mail Stop 3561

February 7, 2006

Mr. Robert M. Wolff
Chairman and Principle Executive Officer
GFSI, Inc.
9700 Commerce Parkway
Lenexa, Kansas 66219

   RE: GFSI, Inc.
      Form 10-K for Fiscal Year Ended July 2, 2005
Form 10-Q for Fiscal Quarter Ended October 1, 2005
      Filed September 29, 2005 and November 10, 2005
      File No. 333-24189

Dear Mr. Wolff:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        George F. Ohsiek, Jr.
        Branch Chief
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